Exhibit 3

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Juno Lighting, Inc., a Delaware corporation. The undersigned further consent and agree to the inclusion of this Agreement as an Exhibit to such Schedule 13D. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 11th day of July, 2005.

SCHNEIDER ELECTRIC SA

/s/ J. Pedro Salazar
Name: J. Pedro Salazar
Title: Senior Vice President, General Counsel

SQUARE D COMPANY

/s/ Howard E. Japlon
Name: Howard E. Japlon
Title: Senior Vice President, General Counsel